UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendments to Articles of Association

On October 15, 2018, the management board of voxeljet AG (the “Company”)(the “Management Board”), with the consent of the supervisory board of the Company (the “Supervisory Board”), approved a capital increase against cash contributions under exclusion of the subscription rights of the existing shareholders in an amount of up to EUR 1.1 million. On October 17, 2018, the Management Board increased, with the approval of the Supervisory Board, the Company’s capital through the partial use of its authorized capital approved by the ordinary shareholders at a meeting held on May 30, 2018, from EUR 3,720,000 by EUR 972,000 to EUR 4,692,000.  In conjunction with the capital increase, the Company is issuing new registered ordinary shares with attached dividend entitlements for the financial year 2018, which will be offered in the form of 4,860,000 American Depositary Shares ("ADSs") at a price of  $2.57 per ADS. This equals $12.85 per ordinary share, since each ADS represents one-fifth of an ordinary share. Such capital increase is expected to be registered with the commercial register of the local court (Amtsgericht) of Augsburg, Germany on or about October 18, 2018. The articles of association of the Company were amended accordingly. The amended articles of association as resolved upon by the Supervisory Board on October 17, 2018 show the respective changes to the share capital of the Company and the reduced authorized capital of the Company. The Company intends to implement the capital increase in two tranches. As part of the main share tranche, 972,000 ordinary shares, in the form of 4,860,000 ADSs, are being issued. In addition, the transaction features an over-allotment option of up to an additional 144,000 ordinary shares, or 720,000 ADSs. If both tranches are sold, the Company will increase its capital from EUR 3,720,000 by EUR 1,116,000 to EUR 4,836,000. The English translation of the amended articles of association of the Company is attached herewith as Exhibit 3.1.

Other Events

On October 17, 2018, voxeljet AG issued a press release announcing the capital increase and the pricing of the public offering of its ADSs previously announced on October 15, 2018.  A copy of the English translation of the press release is included herewith as Exhibit 99.1.

Exhibits

3.1	Amended Articles of Association of voxeljet AG (English translation).
99.1	voxeljet AG Press Release (English translation).

The information contained in this Form 6‑K in Exhibits 3.1 and 99.1 is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by voxeljet AG with the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: October 17, 2018